Exhibit 99.1

MINISO Announces Unaudited Results for the Third Quarter of Fiscal Year 2021

GUANGZHOU, China, May 19, 2021 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO) (“MINISO” or the “Company”), a fast-growing global value retailer offering a variety of design-led lifestyle products, today announced its unaudited financial results for the third quarter of fiscal year 2021 ended March 31, 2021.

Financial Highlights for the Third Quarter of Fiscal Year 2021

•	Revenue in the third quarter of fiscal year 2021 was RMB2,229.4 million (US$340.3 million), within the Company’s guidance range of RMB2,200 million and RMB2,400 million, representing an increase of 36.5% from the same period of the prior fiscal year and a decrease of 3.0% from the previous quarter.

•	Gross profit in the third quarter of fiscal year 2021 was RMB626.5 million (US$95.6 million), representing an increase of 18.5% from the same period of the prior fiscal year and a decrease of 2.5% from the previous quarter.

•	Operating profit in the third quarter of fiscal year 2021 was RMB161.1 million (US$24.6 million), representing an increase of 304.4% from the same period of the prior fiscal year and an increase of 196.6% from the previous quarter.

•	Profit from continuing operations in the third quarter of fiscal year 2021 was RMB115.0 million (US$17.5 million), compared to a profit of RMB170.2 million in the same period of the prior fiscal year and a profit of RMB20.8 million in the previous quarter.

•	Adjusted net profit[1] in the third quarter of fiscal year 2021 was RMB149.0 million (US$22.7 million), representing an increase of 9.5% from the same period of the prior fiscal year and an increase of 77.4% from the previous quarter.

Operational Highlights for the Third Quarter of Fiscal Year 2021

•	Number of MINISO stores increased to 4,587 as of March 31, 2021, from 4,223 as of March 31, 2020 and 4,514 as of December 31, 2020.

•	The Company opened its first MINISO store in Portugal in January, marked its entry into the 94th overseas market. The following table provides a breakdown of the number of MINISO stores as of the relevant dates:

	As of
	March 31, 2020	December 31, 2020	March 31, 2021
Number of MINISO stores[2]	4,223	4,514	4,587
China	2,535	2,768	2,812
—Directly operated stores	8	5	5
—Third-party stores	2,527	2,763	2,807
Overseas[3]	1,688	1,746	1,775
—Directly operated stores	122	105	107
—Third-party stores	1,566	1,641	1,668

[1] See the section titled “Non-IFRS Financial Measure” for more information about the non-IFRS financial measure referred to in this press release.
[2] “MINISO stores” are any of the stores operated under the “MINISO” brand name, including those directly operated by the Company (“Directly operated stores”), and those operated by third parties under the MINISO Retail Partner model and the distributor model (“Third-party stores”).

[3] Overseas stores exclude a small number of stores under certain overseas businesses that the Company had disposed of as of June 30, 2020. The Company completed such business disposal during the period from December 2019 to April 2020.

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “The March quarter was MINISO’s first full quarter as a public company. We have experienced accelerating recoveries in domestic operations and profitability as we continued to focus on product innovation. TOP TOY continues to achieve new milestones as we continue to sharpen our business model, products, sales channels and proprietary IPs.”

Mr. Ye continued, “Looking forward in 2021, MINISO will continue to penetrate further into China’s lower-tier cities by opening more stores and capturing greater market share in these high ROI regions. Meanwhile, we will continue monitoring the pandemic recovery in overseas markets carefully and rapidly adapt our expansion plan as necessary to embrace its recovery.”

Mr. Saiyin Zhang, Chief Financial Officer and Executive Vice President of MINISO, commented, “We continued to achieve strong recoveries in China, as MINISO’s offline store and eCommerce revenues saw year-over-year increases of 69.4% and 86.4%, respectively. We are also encouraged by our efficient working capital management, steady recovery of gross margin, and disciplined investment into new businesses, all of which have laid a solid foundation for us to deliver consistent, strong financial performance and long-term shareholder value.”

Recent Developments

Impact of COVID-19

As of March 31, 2021, there were (i) 2,812 stores in China, all of which had resumed their operations and (ii) 1,775 MINISO stores in overseas markets, 228 of which had not resumed operations. The majority of those stores that resumed operations were half-opened or had operating hours reduced due to regional resurgences of COVID-19 in many countries and areas.

Unaudited Financial Results for the Third Quarter of Fiscal Year 2021

Revenue was RMB2,229.4 million (US$340.3 million) in the third quarter of fiscal year 2021, representing a year-over-year increase of 36.5% and a quarter-over-quarter decrease of 3.0%.

The year-over-year increase in revenue was primarily driven by the recovery of the Company’s domestic operations in the third quarter of fiscal year 2021. Revenue generated from domestic market was RMB1,788.3 million (US$272.9 million), representing a year-over-year increase of 74.8%. Revenue generated from international operations was RMB441.2 million (US$67.3 million), representing a year-over-year decrease of 27.7%, as a result of temporary store closures, a reduction in store operating hours, and a decline in customer traffic, all of which were caused by COVID-19.

Total number of MINISO stores was 4,587 as of March 31, 2021, representing a net increase of 364 stores year over year and 73 stores quarter over quarter. Revenue per MINISO store, which is calculated by dividing the revenue of MINISO brand by the average number of stores at the beginning and the end of the relevant period, was RMB473.9 thousand (US$72.3 thousand) in the third quarter of fiscal year 2021, compared to RMB382.6 thousand in the same period of the prior fiscal year and RMB503.7 thousand in the previous quarter.

Cost of sales was RMB1,602.9 million (US$244.7 million) in the third quarter of fiscal year 2021, representing an increase of 45.1% from RMB1,104.7 million in the same period of the prior fiscal year and a decrease of 3.1% from RMB1,655.0 million in the previous quarter.

Gross profit was RMB626.5 million (US$95.6 million) in the third quarter of fiscal year 2021, representing an increase of 18.5% from RMB528.5 million in the same period of the prior fiscal year and a decrease of 2.5% from RMB642.8 million in the previous quarter.

Gross margin was 28.1% in the third quarter of fiscal year 2021, compared to 32.4% in the same period of the prior fiscal year and 28.0% in the previous quarter. The year-over-year decrease in gross margin was primarily due to a decrease in revenue contribution from the Company’s international operations, which typically has a higher gross margin than the Company’s domestic operations. International operations contributed 19.8% of revenue in the third quarter of fiscal year 2021, compared to 37.3% in the same period of the prior fiscal year. The quarter-over-quarter increase of gross margin was mainly attributable to increase of revenue contributions from our online channels such as eCommerce and O2O in this quarter, which also have higher gross margin than overall domestic operations, despite a decrease of revenue contribution in overseas operations from 20.1% a quarter ago.

Other income was RMB4.3 million (US$0.7 million) in the third quarter of fiscal year 2021, compared to RMB0.2 million in the same period of the prior fiscal year and RMB7.8 million in the previous quarter.

Selling and distribution expenses were RMB296.5 million (US$45.3 million) in the third quarter of fiscal year 2021, representing an increase of 9.0% year over year and a decrease of 13.0% quarter over quarter. Excluding share-based compensation expenses, selling and distribution expenses were RMB275.0 million (US$42.0 million), compared to RMB232.2 million in the same period of the prior fiscal year and RMB306.4 million in the previous quarter. The year-over-year increase was primarily attributable to increased logistics expenses, which were in line with the recovery of the Company’s sales during the third quarter of fiscal year 2021, and increased marketing expenses as the Company continues to strengthen brand recognition for MINISO and Top Toy. The quarter-over-quarter decrease was primarily caused by seasonality in marketing related expenses, payroll and travel expenses.

General and administrative expenses were RMB169.5 million (US$25.9 million) in the third quarter of fiscal year 2021, representing a decrease of 5.5% year over year and 10.3% quarter over quarter. Excluding share-based compensation expenses, general and administrative expenses were RMB157.0 million (US$24.0 million), compared to RMB121.7 million in the same period of the prior fiscal year and RMB160.2 million in the previous quarter. The year-over-year increase was primarily due to increases in personnel related expenses and IT expenses. The Company took measures to reduce general and administrative expenses when the COVID-19 pandemic broke out during the same period of the prior fiscal year, such as trimming down personnel related expenses and IT expenses, resulting in a low comparison base for these expenses.

Other net income was RMB8.4 million (US$1.3 million) in the third quarter of fiscal year 2021, compared to other net loss of RMB11.2 million in the same period of the prior fiscal year and other net loss of RMB55.1 million in the previous quarter.

Operating profit was RMB161.1 million (US$24.6 million) in the third quarter of fiscal year 2021, representing an increase of 304.4% year over year and 196.6% quarter over quarter.

Profit from continuing operations was RMB115.0 million (US$17.5 million) in the third quarter of fiscal year 2021, as compared to RMB170.2 million in the same period of the prior fiscal year and RMB20.8 million in the previous quarter. The year-over-year decrease was mainly due to fair value changes of paid-in capital subject to redemption and other preferential rights or redeemable shares with other preferential rights, which were nil in the third quarter of fiscal year 2021, compared to a gain of RMB153.1 million in the same period of the prior fiscal year. The quarter-over-quarter increase was mainly due to savings in operating expenses and other net income.

Adjusted net profit1, which represents net profit excluding (i) fair value changes of paid-in capital subject to redemption and other preferential rights or redeemable shares with other preferential rights, (ii) loss from discontinued operations, net of tax, (iii) equity-settled share-based payment expenses, (iv) employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares, and (v) impairment loss on non-current assets, was RMB149.0 million (US$22.7 million) in the third quarter of fiscal year 2021, representing an increase of 9.5% from the same period of the prior fiscal year and an increase of 77.4% from the previous quarter.

Basic and diluted earnings from continuing operations per American Depositary Share (“ADS”) were both RMB0.40 (US$0.06) in the third quarter of fiscal year 2021, compared to RMB0.76 in the same period of the prior fiscal year and RMB0.08 in the previous quarter. Each ADS represents four of the Company’s Class A ordinary shares.

Adjusted basic and diluted earnings per ADS were both RMB0.52 (US$0.08) in the third quarter of fiscal year 2021, compared to RMB0.44 in the same period of the prior fiscal year and RMB0.28 in the previous quarter.

As of March 31, 2021, the combined balance of the Company’s cash, cash equivalents, restricted cash and other investments amounted to RMB7,027.1 million (US$1,072.5 million), compared to RMB6,941.4 million as of December 31, 2020. The increase in cash, cash equivalents, restricted cash and other investments was primarily due to cash flow generated from operations.

Business Outlook

For the fourth quarter of fiscal year 2021 ended June 30, 2021, the Company currently estimates its revenue to be between RMB2,300 million and RMB2,500 million, representing an increase of 48.1% to 61.0% year over year. This estimate represents management’s current and preliminary views on the market and operational conditions as of the date of this press release, which does not factor in any of the potential future impacts caused by the COVID-19 pandemic and is subject to change.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. Eastern Time on Wednesday, May 19, 2021 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206-115
Hong Kong, China Toll Free:	800-963-976
Access Code:	9902383

1 See the sections titled “Non-IFRS Financial Measure” and “Reconciliation of Non-IFRS Financial Measure” in this press release for more information about adjusted net profit.

The replay will be accessible through May 26, 2021, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	10156477

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO

MINISO is a fast-growing global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2021, which was RMB6.5518 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measure

In evaluating the business, MINISO considers and uses adjusted net profit as a supplemental measure to review and assess its operating performance. The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit/(loss) excluding (i) fair value changes of paid-in capital subject to redemption and other preferential rights or redeemable shares with other preferential rights, (ii) loss from discontinued operations, net of tax, (iii) equity-settled share-based payment expenses, (iv) employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares, and (v) impairment loss on non-current assets.

MINISO presents adjusted net profit because it is used by the management to evaluate its operating performance and formulate business plans. Adjusted net profit enables the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit is that it does not reflect all items of income and expense that affect MINISO’s operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to profit/(loss) or any other measure of performance or as an indicator of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measure, please see the table captioned “Reconciliation of Non-IFRS Financial Measure” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the guidance for the fiscal year 2021’s fourth quarter ended June 30, 2021 and quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Mengru Wang
MINISO Group Holding Limited
Email: ir@miniso.com
Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands)

	As at	As at
	June 30, 2020	March 31, 2021
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	88,062	78,703	12,012
Right-of-use assets	502,867	468,852	71,561
Intangible assets	69,091	66,205	10,105
Goodwill	-	19,640	2,998
Deferred tax assets	183,520	181,439	27,693
Prepayments	6,112	4,622	705
Interest in an associate	-	355,175	54,210

	849,652	1,174,636	179,284

Current assets
Other investments	-	101,076	15,427
Inventories	1,395,674	1,325,153	202,258
Trade and other receivables	729,889	798,115	121,816
Cash and cash equivalents	2,853,980	6,924,417	1,056,872
Restricted cash	7,056	1,594	243

	4,986,599	9,150,355	1,396,616

Total assets	5,836,251	10,324,991	1,575,900

EQUITY
Share capital	69	92	14
Additional paid-in capital	162,373	8,289,160	1,265,173
Other reserves	625,984	872,627	133,189
Accumulated losses	(1,125,055)	(2,672,805)	(407,951)

(Deficit) / equity attributable to equity shareholders of the Company	(336,629)	6,489,074	990,425
Non-controlling interests	13,583	(2,570)	(392)

Total (deficit) / equity	(323,046)	6,486,504	990,033

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands)

	As at	As at
	June 30, 2020	March 31, 2021
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Contract liabilities	74,226	63,257	9,655
Loans and borrowings	15,207	20,936	3,195
Lease liabilities	378,894	325,488	49,679
Deferred income	-	21,886	3,340
Redeemable shares with other preferential rights	2,381,327	-	-

	2,849,654	431,567	65,869

Current liabilities
Loans and borrowings	401,182	-	-
Trade and other payables	2,419,795	2,789,131	425,705
Contract liabilities	218,287	271,680	41,466
Lease liabilities	224,080	260,413	39,747
Deferred income	-	6,164	941
Current taxation	46,299	79,532	12,139

	3,309,643	3,406,920	519,998

Total liabilities	6,159,297	3,838,487	585,867

Total equity and liabilities	5,836,251	10,324,991	1,575,900

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Expressed in thousands, except for per share and per ADS data)

	Three months ended March 31			Nine months ended March 31
	2020	2021		2020	2021
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Continuing operations
Revenue	1,633,127	2,229,444	340,280	7,425,770	6,599,304	1,007,251
Cost of sales	(1,104,659)	(1,602,975)	(244,662)	(5,072,706)	(4,807,691)	(733,797)

Gross profit	528,468	626,469	95,618	2,353,064	1,791,613	273,454
Other income	155	4,284	654	3,540	48,088	7,340
Selling and distribution expenses	(271,928)	(296,466)	(45,250)	(917,246)	(923,958)	(141,024)
General and administrative expenses	(179,374)	(169,531)	(25,875)	(620,550)	(610,694)	(93,210)
Other net (loss)/income	(11,178)	8,426	1,286	27,455	(62,329)	(9,513)
Credit loss on trade and other receivables	(4,745)	(12,123)	(1,850)	(28,459)	(29,510)	(4,504)
Impairment loss on non-current assets	(21,567)	-	-	(21,567)	-	-

Operating profit	39,831	161,059	24,583	796,237	213,210	32,543
Finance income	5,224	8,646	1,320	16,999	31,690	4,837
Finance costs	(7,059)	(6,407)	(978)	(20,606)	(20,267)	(3,093)

Net finance (costs)/income	(1,835)	2,239	342	(3,607)	11,423	1,744
Fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights	153,061	-	-	(678,706)	(1,625,287)	(248,067)
Share of profit of equity-accounted investee, net of tax	-	(825)	(126)	-	(825)	(126)

Profit/(loss) before taxation	191,057	162,473	24,799	113,924	(1,401,479)	(213,906)
Income tax expense	(20,899)	(47,503)	(7,250)	(169,264)	(139,118)	(21,234)

Profit/(loss) for the period from continuing operations	170,158	114,970	17,549	(55,340	(1,540,597)	(235,140)
Discontinued operations
Loss for the period from discontinued operations, net of tax	(98,225)	-	-	(162,586)	-	-

Profit/(loss) for the period	71,933	114,970	17,549	(217,926)	(1,540,597)	(235,140)

Attributable to:
Equity shareholders of the Company	76,044	121,860	18,601	(213,504)	(1,529,997)	(233,522)
Non-controlling interests	(4,111)	(6,890)	(1,052)	(4,422)	(10,600)	(1,618)

Earnings/(loss) per share for ordinary shares
-Basic	0.08	0.10	0.02	(0.21)	(1.32)	(0.20)
-Diluted	0.08	0.10	0.02	(0.21)	(1.32)	(0.20)
Earnings/(loss) per share—Continuing operations
-Basic	0.19	0.10	0.02	(0.03)	(1.32)	(0.20)
-Diluted	0.19	0.10	0.02	(0.03)	(1.32)	(0.20)

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Expressed in thousands, except for per share and per ADS data)

	Three months ended March 31			Nine months ended March 31
	2020	2021		2020	2021
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Earnings/(loss) per ADS
(Each ADS represents 4 Class A ordinary shares)
-Basic	0.32	0.40	0.06	(0.84)	(5.28)	(0.81)
-Diluted	0.32	0.40	0.06	(0.84)	(5.28)	(0.81)
Earnings/(loss) per ADS—Continuing operations
(Each ADS represents 4 Class A ordinary shares)
-Basic	0.76	0.40	0.06	(0.12)	(5.28)	(0.81)
-Diluted	0.76	0.40	0.06	(0.12)	(5.28)	(0.81)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(Expressed in thousands, except for per share data)

	Three months ended March 31			Nine months ended March 31
	2020	2021		2020	2021
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Profit/(loss) for the period	71,933	114,970	17,549	(217,926)	(1,540,597)	(235,140)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	4,340	7,684	1,173	6,638	(40,089)	(6,119)

Other comprehensive income/(loss) for the period	4,340	7,684	1,173	6,638	(40,089)	(6,119)

Total comprehensive income/(loss) for the period	76,273	122,654	18,722	(211,288)	(1,580,686)	(241,259)

Attributable to:
Equity shareholders of the Company	81,714	130,401	19,904	(206,065)	(1,568,554)	(239,407)
Non-controlling interests	(5,441)	(7,747)	(1,182)	(5,223)	(12,132)	(1,852)

RECONCILIATION OF NON-IFRS FINANCIAL MEASURE
(Expressed in thousands, except for per share and per ADS data)

	Three months ended March 31			Nine months ended March 31
	2020	2021		2020	2021
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of loss for the period to adjusted net profit:
Profit/(loss) for the period	71,933	114,970	17,549	(217,926)	(1,540,597)	(235,140)
Add back:
Fair value changes of paid-in capital subject to redemption and other preferential rights	(153,061)	-	-	678,706	1,625,287	248,067
Loss for the period from discontinued operations, net of tax	98,225	-	-	162,586	-	-
Equity-settled share-based payment expenses	97,374	33,983	5,187	263,746	250,362	38,213
Employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares	-	-	-	19,664	-	-
Impairment loss on non-current assets	21,567	-	-	21,567	-	-

Adjusted net profit	136,038	148,953	22,736	928,343	335,052	51,140

Attributable to:
Equity shareholders of the Company	140,149	155,843	23,788	932,765	345,652	52,758
Non-controlling interests	(4,111)	(6,890)	(1,052)	(4,422)	(10,600)	(1,618)

Adjusted net earnings per share for ordinary shares[2]
-Basic	0.11	0.13	0.02	0.87	0.30	0.05
-Diluted	0.11	0.13	0.02	0.87	0.30	0.05

Adjusted net earnings per ADS (Each ADS represents 4 Class A ordinary shares)
-Basic	0.44	0.52	0.08	3.48	1.20	0.18
-Diluted	0.44	0.52	0.08	3.48	1.20	0.18

2 The adjusted basic and diluted net earnings per share are computed using adjusted net profit attributable to the equity shareholders of the Company, and the number of ordinary shares used in GAAP basic and diluted (loss) / earnings per share calculation after retrospectively adjusting for the effect of Series A preferred shares issued by the Company that are deemed to have been converted into ordinary shares since July 1, 2019.